Exhibit (a)(5)(xxix)

Roche and Spark Therapeutics, Inc. announce unconditional clearance by UK Competition and Markets Authority

Basel, 16 December 2019 - Roche (SIX: RO, ROG; OTCQX: RHHBY) and Spark Therapeutics, Inc. (NASDAQ: ONCE) (“Spark”) today announced that the UK Competition and Markets Authority has unconditionally cleared Roche’s pending acquisition of Spark pursuant to its previously announced tender offer to purchase all of the outstanding shares of common stock (the “Shares”) of Spark for USD 114.50 per Share, net to the seller thereof in cash, without interest and subject to any withholding taxes required by applicable law and upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2019 (as it may be amended and supplemented from time to time, the “Offer”).

The offering period of the Offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, December 16, 2019, unless it is extended further under the circumstances set forth in the Agreement and Plan of Merger, dated as of February 22, 2019, by and among Roche Holdings, Inc., 022019 Merger Subsidiary, Inc., and Spark.

Closing of the tender offer is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and there being validly tendered and received, and not validly withdrawn, a majority of the outstanding Spark Shares.

MacKenzie Partners, Inc. is acting as information agent for the Offer. Requests for documents and questions regarding the Offer may be directed to MacKenzie Partners, Inc. by telephone, toll-free at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the US or Canada) or via email at tenderoffer@mackenziepartners.com.

About Spark Therapeutics
Spark Therapeutics is a fully integrated, commercial company committed to discovering, developing and delivering gene therapies. The company challenges the inevitability of genetic diseases, including blindness, haemophilia, lysosomal storage disorders and neurodegenerative diseases.

Founded in March 2013 as a result of the technology and know-how accumulated over two decades at Children’s Hospital of Philadelphia (CHOP), Spark Therapeutics’ investigational therapies have the potential to provide long-lasting effects, dramatically and positively changing the lives of patients with conditions where no, or only palliative, therapies exist. Greater understanding of the human genome and genetic abnormalities have allowed Spark Therapeutics’ scientists to tailor investigational therapies to patients suffering from very specific genetic diseases. This approach holds great promise in developing effective treatments to a host of inherited diseases.

F. Hoffmann-La Roche Ltd	4070 Basel Switzerland	Group Communications Roche Group Media Relations	Tel. +41 61 688 88 88 www.roche.com

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Spark Therapeutics is headquartered in Philadelphia, Pennsylvania.

About Roche
Roche is a global pioneer in pharmaceuticals and diagnostics focused on advancing science to improve people’s lives. The combined strengths of pharmaceuticals and diagnostics under one roof have made Roche the leader in personalised healthcare – a strategy that aims to fit the right treatment to each patient in the best way possible.

Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and diseases of the central nervous system. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management.
Founded in 1896, Roche continues to search for better ways to prevent, diagnose and treat diseases and make a sustainable contribution to society. The company also aims to improve patient access to medical innovations by working with all relevant stakeholders. More than thirty medicines developed by Roche are included in the World Health Organization Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and cancer medicines. Moreover, for the eleventh consecutive year, Roche has been recognised as one of the most sustainable companies in the Pharmaceuticals Industry by the Dow Jones Sustainability Indices (DJSI).

The Roche Group, headquartered in Basel, Switzerland, is active in over 100 countries and in 2018 employed about 94,000 people worldwide. In 2018, Roche invested CHF 11 billion in R&D and posted sales of CHF 56.8 billion. Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

Roche Group Media Relations
Phone: +41 61 688 8888 / e-mail: media.relations@roche.com

- Nicolas Dunant (Head)
- Patrick Barth

- Daniel Grotzky
- Karsten Kleine

- Nathalie Meetz

- Barbara von Schnurbein

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